                                                 Filed by Tyson Foods, Inc.
                              Pursuant to Rule 425 under the Securities Act
                        of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                           under the Securities Act of 1934
                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085
                                                          February 22, 2001

                                TYSON FOODS

                             February 21, 2001
                              12:15 p.m. CST




W With that, it is my pleasure to turn it over to Mr. Greg Lee, COO of Tyson. He's been COO about a year, but apparently he's been with the company long enough to be wearing the beautiful gold chicken lapel pins.

G. Lee Thank you. Well good afternoon. Let me start off by saying it's very great to be here and have an opportunity to visit with each of you about our company. Keep in mind that some of the things that we talk about for the rest of today's presentations may contain forward-looking statements. For more information about that, please refer to your handout.

               Let's talk a little bit about our current environment in the chicken industry and our strategies to deal with that. I'd like to open my remarks by discussing that circumstance and the impact the current marketplace is having on both our industry and on our company.

               The chicken markets we faced in fiscal 2000 and still face today are measured as the most difficult in our industry since the 1981/82 time period. The all industry average return for integrated chicken processors has been a loss for the last 18 consecutive months. In spite of these continued losses our industry expanded production in the year of 2000 by over 2% and that followed on the heels of a 6+% expansion in calendar 1999.

               Additionally, bird sizes have continued to go up and now exceed five pounds on a live weight basis. This expansion in bird numbers and bird weight, coupled with an abundant supply of competing meats, has certainly perpetuated the difficult market conditions. In the United States, the consumers' favorite chicken items are made from deboned chicken breast meat. The decline in the market value of breast meat has put tremendous pressure on the selling prices of many of our core value added products.

               That's a little bit of the background of the current situation, so let's talk about the strategies that we have in place that deal with these market conditions. Our key strategies have been to manage our bird supply, to cut bird supply, to reduce our frozen inventories, to internalize our commodity raw materials, and to grow sales and market share in our core item categories.

               Our first strategy was to control supply and bring it closer in line with demand. We've taken the painful step of cutting production. The cutback in bird supply had the effect of reducing our commodity sales; however, we have continued to grow our sales and market share in core categories. We cut bird production 3.5% and reduced finished goods inventories in excess of 100 million pounds. We are now at the point of having to carefully manage raw materials, and that is precisely where we want to be.

               In fact, our demand has risen to the point that we are now selectively adding a few more birds into our system in order to service our business. This will provide us the opportunity to lower our costs without upsetting the balance of supply and at the same time support our demand for very specific bird sizes. So it's a strategic maneuver.

               Our second major strategy was to pull back our excess commodities from the open market, further process those products and use them to be a full line supplier to our customers. To facilitate this change, we have established four additional deboning operations since mid-summer, with a fifth location scheduled to come on late this spring. This has had the effect of taking the seventh largest chicken supplier out of the marketplace, internalizing that raw material. We have demonstrated to our customers that we want all of their business, not just a part of it.

               The results of this strategy are most visible in our food service portion control business where our sales volume has quadrupled since last summer. This has not been completely without some pain. We did this at a time when there continued to be an oversupply situation and extremely depressed commodity breast markets. However, you can see the opportunity. Look at how quickly the situation can improve based on the recent upturn in commodity breast markets. By taking best market increase, by taking control of our own raw materials and removing them from the open market, the supply of forced control breasts has tightened up, allowing us to increase our pricing during recent weeks. You can see the effects of this in the top line of the graph example.

               Our near-term strategy is to leverage and strategically manage our total product portfolio. Longer-term, our strategy is to move our product mix up the value chain, and I'll speak about that in some detail.

               Overall, I'm pleased with our ability to reduce our inventory position and to internalize the excess raw materials we previously sold in the open markets. And by the way, many of those raw materials went to what we term as "non-integrated further processors" and then we found ourselves competing with them in the finished goods market, so we wanted to stop that in real term. Certainly slow it down.

               The job is not complete, but we have made substantial progress. At the same time, we're growing our core product sales, capturing greater customer share and improving service levels to our customers. Our supply chain initiatives have helped us streamline and leverage purchasing practices to ensure lower input costs of packaging, ingredients and equipment without sacrificing quality.

               We anticipate the centralized programs and the tracking systems we have implemented this year will result in $35 million in savings to our company in 2001. And while that's substantial, our expectations are to be annualizing at the rate of $100 million by years-end. The programs are working for us.

               Our attention to capital expenditures has ensured that we are spending our money most efficiently to ensure necessary repairs and maintenance, while improving our capital project mix to include greater investment in cost reduction and income producing projects. This is evidenced by our $26.5 million investment in Chicken Quick, an expansion project and a further process plant, as well as the addition of four new fully cooked product lines in other locations.

               Our center of operational excellence has allowed us to benchmark our performance in key operational areas and spread best practices across our plants. Successful results include the development and implementation of automated oven control systems, feed mill blending control systems and in-plant marination practices. These types of programs allow Tyson to continue to be the low cost producer in our industry.

               Now let's discuss what's happening in the market and how we plan to take advantage of these trends in our future growth strategies. Chicken consumption continues to grow. The overall food industry continues to grow. Both consumers and food service operators are looking for convenient foods - fully prepared or partially prepared to address the shortage of time, their labor in food preparation. Our customer base is becoming more and more consolidated.

               The per capita consumption of chicken continues to grow, outpacing other proteins. Between 2000 and 2009, an increase of 20% is expected. A slower growth rate than what we've experienced in the previous 20 years, but certainly we expect it to continue to grow. People are eating chicken more often, so frequency of consumers eating chicken four or more times a week has increased over the last eight years. Eighteen to twenty-four year olds eat chicken most often at home and away. At home, this group eats chicken 8.3 times per month and they eat chicken away from home 5.1 times a month. This is an important implication going forward because this is the age group that will be moving into the workforce and increasing their purchasing power. They have already demonstrated a clear preference for eating chicken and we expect their spending to grow.

               The majority of women in this country are working and today 77% of those women have children between 6 and 17. This demographic reality continues to drive the need for convenience-oriented meal solutions for the homemaker.

               More of the food dollar continues to be spent away from home. With this shift, an increasing portion of the food purchased from food service establishments is being eaten off premise. While we see consumers desiring to eat at home, they don't desire to spend a lot of time cooking at home. This is what causes them to turn to convenience items in the grocery store to assemble at home or they will outsource meals to eat at home. Looking forward to the year 2010, food service is projected to capture over 60% or $76 billion of the $123 billion in real growth in food spending. Retail will continue to grow by capturing $47 billion of this new growth.

               The number one problem for our food service operator customers and our grocery retailer customers is labor. This is true today and we believe it will be increasingly so in the future. This reality places a heightened importance on the ability to source value added convenience products from manufacturers to take steps out of the back of the house, preparation for food service operators, and it also drives the need to provide case ready product solutions for retail grocers. They need products that are ready to go directly to the shelf and products that are easy to prepare and merchandise in the growing area of the supermarket deli.

               As the food industry matures consolidation of industry
               players becomes increasingly more common.   In the retail
               trade the top five retailers control nearly half of the dollar sales volume. The club store segment has been consolidated and is controlled by three players: Sams, Cosco and BJ's. In the food service industry, the top 200 commercial restaurant chains are expected to grow their share to 64% by 2010. In the non-commercial segment, which includes colleges and universities and other non-restaurant locations, large contract management operators such as Sedexo Marriott and Arimar are increasing their share in that segment. The top 20 contractors are expected to garner 70 share of the non-commercial segment by the year 2010.
               Our food service group has multi-year agreements to be the exclusive chicken supplier with all of the top contract management companies.

               Finally, the food service distributors have been and continue to consolidate. Just this past year we saw the acquisition of US Food Service by Royal Dutch AHO and a further acquisition of PYA into US Food Service. Market leader SYSCO continues to grow in sales and share in broad line distribution. Distributor consolidation is projected at the low end to reach 35% by 2010.

               So, chicken consumption continues to grow, albeit at a slower rate. The food industry continues to grow, albeit at a slower rate. Consumers and food service operators are looking for convenience foods to address the shortage of time and labor, and we believe there will be more of that in the future. And the younger generation is poised to eat more chicken. And our customer base continues to consolidate.

               Let's talk about our future. Historically we've been able to grow at double digits thanks to a growing food industry, particularly the restaurant industry. Tremendous growth in per capita of chicken has helped grow our sales. And, strategic acquisitions, both acquisitions of our own and with our key customers, are growing.

               Now, the market is more mature and although growing, at a slower rate. To grow our business in the future we will look to expanding our volume at a rate that exceeds the industry growth rate and by focusing on our product mix to enhance top line revenue growth and bottom line earnings growth. Three key strategies to achieve our growth goals are: organizing around our key customers, moving our products up the value chain; and, building on the strength of our brands.

               We know to grow our business we must help our customers' business. We have assembled dedicated customer teams and are expanding the resources and tailoring our capabilities to address the needs of our rapidly consolidating customer base. Our philosophy is to impact our customers, our relationships are based on partnering rather than one dimensional selling. We developed an impact process that guides our integrated customer teams to research, create, test and implement the ideas that will truly result in successful business growth for our customers.

               Our retail division has consolidated the further process and fresh divisions of their business and has developed customer teams to better serve our customers' needs across the entire store. As an example, our Kroger team has worked with Kroger to move our business up double digits. Our successful Big Buy/Big Sell promotional strategy combines offers across all Tyson fresh and further processed products. This allowed us to leverage our spend with Kroger and improve our overall sales.

               Our business in Kroger's deli is also up double digits. We work closely with Kroger to dual brand their rotisserie chicken with the Tyson quality endorsement and participate in a promotion that generated a 25% lift in sales. Tyson is the category leader for chicken in the Kroger deli.

               We continue to provide the scale necessary to support Wal-mart's aggressive store expansion. Our business with Wal-mart is very strong. No other chicken company could begin to handle this type of growth. Our Wal-mart team's focus is on servicing their business so they have the confidence that we could continue to grow with them.

               Our deli business with Wal-mart is also growing strongly.
               We have a initiative using the Tyson brand on their rotisserie chicken package. Additionally, we have potential to move this over into their self-service deli programs.

               In the food service division we have account teams that are responsible for each of the top 200 chains as well as the top 20 contract management accounts. We have teams dedicated to working with the top food service distributors and buying groups. An example of successful impact partnering with our restaurant chain customers is KFC.
               Tyson hosted and facilitated a strategic new product Pipeline Summit, which was attended by KFC and Tyson cross-functional representatives. At the time the group agreed to reintroduce the Twister sandwich they had had in the market a couple of years ago. Today, it has turned out to be one of the best all-time new launches for KFC and it really meets consumer needs of quality, variety and great taste. Working together it has driven the tender sales, which are a component of the Twister, to record heights.

               We also identified Wings as the strategic growth platform for KFC. Today they are in the middle of a major wing promotion and have had some of the most successful weeks they have had in recent times. So KFC has grown and Tyson has grown with them as their developmental partner.

               Consumerscape is the tool that we use in the KFC Impact program to help identify the key information we needed to zero in on their product opportunities.

               While we focus teams to work individually with top accounts, we also strive to make an impact with the many accounts where we can't have a one-on-one relationship. We do that through many resources and tools we provide customers as part of doing business with Tyson. We provide product and recipe information to our customers on a 24 hour a day, 7 day a week basis. Our customizable point-of-purchase program allows our field sales force and field brokers to create customized merchandising materials for operators.

               This past year we introduced madetoordertyson.com, which is an online library of chicken recipes and menu suggestions. Made to Order will search the database to bring back only those recipes that fit a customers' particular operational capability.

               Our food service Web site also includes a virtual food show where operators can always find the latest new products. Our innovative and relevant Web site earned Tyson Foods the industry's first award for the Best Food Service Manufacturer Web site by the Society for the Advancement of Research & Technology.

               Training is another area where Tyson Foods has led the industry. Tyson University was created to educate our Tyson sales and broker teams along with our food service distributors about chicken. For our distributor customers, training extends beyond the Tyson University campus to TU road shows at the distributor's location. And more recently, we've distributed Chicken 101 CD-ROM's for training.

               We also have a Tyson University program that is dedicated to food service operators and we had 14 classes of that particular program last year. In this program they learn not only about our products, but how to menu chicken and that we are able to develop a one-on-one relationship with key operators.

               To our distributor customers providing quality chicken in the box, at the right value and at the right time is only the point of entry. The true point of difference is only achieved through the value we bring before and after the sale. We are leveraging our total company's strengths and capabilities to support those distributors who do business with Tyson Foods as their primary chicken supplier and we are bundling our programs to reward those customers who buy our full portfolio of products.

               Tyson has long been recognized as having superior customer relations and have received many rewards as a result. We were awarded SYSCO's Top Ten Gold Supplier this year where we were singled out for an innovation in creating for them a unique logistics system that involved small pallets. Additionally, we were chosen by UniPro as Supplier of the Year. UniPro is the industry's largest marketing group of independent food distributors. We won the overall Supplier of the Year for Frosty Acres in 2000 and we recently learned that we will be for 2001. Other awards include Supplier of the Year for Fourside Partners and for Benny Keith, as other examples.

               On the restaurant operators side we were selected as supplier of the year for Domino's Pizza.

               As a result of these recognitions in services that we provide we have been selected as the overall industry leader by food service distributors for 12 consecutive years. That cuts across all product categories. And we have been recognized as the poultry category leader for 25 consecutive years.

               Let's talk a bit about our product strategy. Our second key growth strategy revolves around products. Our product strategy is to move products up the value chain to protect and grow our core business, and to continue to grow the category through new product development. One of our more important retail product initiatives is to move Tyson's category leading Fresh Tray Pack program up the value chain. Recent consumer research indicates that when both marinated and all natural chicken is available, four out of ten consumer purchasers of fresh chicken would buy marinated chicken. Tyson's new Tasty Marinated Fresh Chicken line features three packaging options: chicken broth basted tray packs and flavor seasoned tray packs and pillow packs.

               Plant capacity continues to be expanded in order to meet the rapidly growing demand. We anticipate that within two years we will be selling approximately 50% of our fresh tray pack chicken in a pre-marinated form.

               In September of 2000, we opened our new Chicken Quick plant in Rogers, Arkansas to support the sales of our category leading, fully cooked line of boxed and bagged products for retail grocery. Expanded capacity plus new capabilities have allowed us to gain renewed momentum in this product category by improving our products, introducing several new items and providing greater consumer value by upsizing our packaging. Sales results have been better than expected to date.

               In the club store segment we have developed a strong, strategic partnership with Cosco and Sams, which centers around a unique team of dedicated resources, with the flexibility to meet their changing needs and rapid expansion. We currently have the dominant position in our core IQF, breaded and glazed frozen chicken categories. Our growth strategies are focused on expanding our brands to additional categories. These include canned chicken, refrigerated, rotisserie, food courts and entree products. We currently have 100% of the roasted/refrigerated business with new line extensions coming on stream in quarter three. At the same time we continue to innovate new products to satisfy the club store customers' demand for Treasure Hunt. Product development is an ongoing activity with an annual churn of about 20 new items per year for the frozen meat case.

               To move trade to consumer up the value chain, we are introducing a line of hand-held products that are more convenient and user friendly. We believe that Tyson equity combined with the ability to produce multiple categories gives us the lead in all products containing chicken. With the productive capabilities across our entire company, we have the ability to expand anywhere our customers need to go.

               Chicken continues to gain a greater share of the food service menu. Chicken items are being added faster than other meat-based items. In fact, 38% of all new meat based items added to menus in 1999 were chicken. Tyson constantly creates new products, recipes and menu ideas to help operators find new ways to add chicken across the menu.

               Of the chicken items sold in commercial venues we've seen the shift to boneless, hand-held items with the nuggets/strip category increasing 134% since 1993. This category has even surpassed bone in chicken as the most consumed poultry product in restaurants. In the United States, restaurant goers consumed 1.5 billion servings of chicken strips and nuggets last year alone. In a recent report released by MPD Food World, chicken is attributed to driving growth in the major burger chain. Incremental orders for chicken were higher than orders for burgers during the period between '96 and '99.

               Tyson continues to grow the chicken category in food service through developing new products. We rolled out new products in quarter one to capitalize on the popularity of hand-held appetizers. On the menu, chicken represents about 25% of total appetizers served and tenders and strips is the number one item on appetizer menus. The Gallup Brand Study also revealed that Tyson ranks in the top two most recognized brands for appetizer products. New products recently introduced include Chick Ribs which are trimmed from the thigh to provide a meaty portion more similar to a rib. Extreme Spice Rubbed Wings with trendy flavors like chipolata and Seasoned Chicken Skewers. And by the way, you can enjoy those at the beach party tonight.

               Products like our fully cooked fajita strips allow operators to simplify the number of steps in preparation and enhanced food safety. We have a growing demand for our fully cooked products and we're investing in value added productive capabilities. As I mentioned before, besides the Chicken Quick expansion to support growth for fully cooked products in retail, we are adding four new fully cooked lines and increasing the capacity of two other lines to support retail, club and food service fully cooked opportunities.

               When you consider the fact that 68% of the total chicken sold in the United States is in a very basic form, you can quickly relate to the tremendous growth in income opportunities that can occur by moving those products up the value chain. No one is better positioned to do this than Tyson Foods. And with demographic trends continuing to favor more partially or fully prepared items, this is an achievable, long-term strategy for our company.

               Internationally, we will further establish Tyson as the dominant global brand. In addition to exporting chicken, we will seek opportunities to grow around the world through acquisitions, joint ventures and technical service agreements. We have product being produced in China with four value added products going into retail test markets. Additionally, we're looking at a joint venture in further processing with the products aimed at exporting to our international customers who are expanding around the Pacific Rim. Panama is a technical assistance agreement in further processed production with the sales going to both food service and retail markets in Panama and nearby Central American countries. We are currently expanding our operations at Tyson de Mexico. We are installing a fully cooked line, the first of its kind, in the country of Mexico. It is designed to be on the same scale as our lines here in the United States, giving us the immediate opportunity of growing fully cooked products for export from Mexico and paving the way for burgeoning demand for further processed products in Mexico.

               In closing, let me say that we believe our company is running well. We have a capable and committed management team who accepts the challenge of growing our business during tough times. They are here for the long pull because they know we've laid the groundwork for great success and want to recap the ultimate reward. Our people are confident their strategies will pay off and so am I.

               Now, I'd like to turn it over to John Lee, our Chief Marketing Officer, to talk about our corporate brand initiatives. Thank you.

J. Lea Thank you, Greg. Marinated, marinated, marinated, I wanted to be sure I can say it since we plan on doing a lot more of it. Hopefully you can see from the information that Greg presented that Tyson is the undeniable leader in the poultry industry by any measure. We process approximately one out of every four boilers in the United States and it takes just short of our next three competitors combined to equal our size. Tyson is the only nationally branded company in America. All others are regionally based and regional brands. We sell every grocery store and membership club in America. We sell all of the top 50 food distributors. We sell 75% of the top 200 restaurant chains. In the food service segment, we continue to be recognized for our leadership, having been named the industry's overall best supplier for the 12th consecutive year, as Greg mentioned. In fact, if our food service division was a standalone business, it would be number 468 on the Fortune 500 and the largest poultry company in America.

               In the retail segment, we are again recognized for the third straight year as the Pro Grow Silver Award winner. This award is voted on by the retail customers in Progressive Grocer Magazine's annual survey. We were second this year only to Oscar Mayer as the best overall meat supplier.

               You can also see that we have category-leading shares in virtually every category in which we compete. Our fresh case ready or chill pack share is approaching 33% or 140% of our share of industry. Clearly a business we understand and are expanding.

               We are chicken, both as a category leader and as a brand. Eighty-five percent of the respondents when shown our brand said, "Chicken." When asked to name a brand of chicken Tyson was mentioned first 47% of the time, which ranks us with the premier food and beverage brands in America and is a full six point increase over last year.

               Our other consumer brand perceptions are on the rise as well: quality up five points; make safe food products up four; great tasting products up a full seven points; and a name you can trust up three points. Within food service, our first mention was an overwhelming 63% with almost three out of four customer mentioning Tyson on an unaided basis. Needless to say, we are pleased with these results.

               We didn't achieve them by simply having great advertising but by coordinating all areas of our business and adhering to one simple principle: Everything counts because everything communicates.

               Our strategy includes, yes, a strong advertising campaign, but also programs designed to strengthen our reputation by demonstrating our commitment to our social and environmental responsibility, food safety and nutrition, and our community and grower relations, which all build on our brand promise, quality chicken you can trust.

               These are a few examples of our new Tyson "It's what your family deserves" campaign featuring real Tyson team members and their families. Additionally, we are a member and active supporter of the Family Friendly Programming Forum, which not only supports but underwrites development of family friendly TV programming for prime time viewing.

               We also have a new ethnic marketing campaign that allows us to stay in touch with the changing demographics Greg described. In fact, we just found out yesterday that our ethnic campaign in Houston will be awarded a silver Addy award.

               In May, we announced a $10 million partnership with Share Our Strength, a leading hunger relief organization. We have already donated almost three million pounds of chicken for 15 million meals in the first nine months of our partnership.

               Finally, we instituted an environmental awards program that recognizes and rewards our growers for environmental stewardship. We are clearly being recognized for our efforts and we are very proud that Fortune Magazine recently ranked Tyson number two in the food production category of America's Most Admired Companies.

               We also continue to be rewarded and recognized for great product and concept innovation. Our joint venture with Uncle Ben's, which we spoke to you of last year, was recently recognized as one of the top ten new frozen products of 2000. Our Sunset Strip branded concept is increasingly being adopted by college and university establishments. This is a concept where we provide them with a turnkey, branded concept business and they in turn agree to buy Tyson products exclusively. A true partnership.

               Clearly, the things I've just spoken to you about are our competitive advantages. Our ability to establish and grow a brand, our knowledge of convenience foods in the case ready categories, our industry scale and leadership in both food service and retail, our strong presence with customers who are growing in a consolidating marketplace. It is these strengths that also make us very excited about IBP. We believe it is these fundamentals that when applied to IBP's business model can also accelerate their progress. It is these principles John Tyson was talking about when he said he hoped to "chickenize the beef industry."

               We believe we can establish and grow their branded beef and pork initiative. We believe we can help them develop further process in value added products and can substantially move their mix up the value chain, as Greg has alluded to. We believe we can take advantage of our frozen market access and their industry leading refrigerated distribution capabilities and truly add value while taking costs out of the supply chain. It will not happen overnight. Brand building takes time and discipline and we recognize that, but we have the time, we have the discipline and we have the business model. I hope the results we have shown you today will make a believer out of you.

               Thank you and I'd like to turn over the podium to Steve
               Hankins.

S. Hankins     Good afternoon.  I'm going to take just a few minutes and
               talk about our financials and talk just a bit about our transaction with IBP. First, taking a look at our sales.
               You can see the growth trend that we have up from $5.5 billion in fiscal 1995 to just under $7.2 billion in fiscal
               2000. Adjusting for divestitures, our comparable sales increased from $4.8 billion to just short of $7.2 billion, a compound annual growth rate of 8.1%. This was fueled by our internal growth as well as the acquisitions of Cargill, McCarty and Hudson Foods.

               A major financial strength of Tyson is our cash flow. Our operating cash flow was $587 million in FY2000. As part of fueling that cash flow has been a major emphasis on the management of the cash cycle. You can see that we've improved this almost five days since fiscal 1998. We focused on our accounts payable days outstanding and we've worked with each of our business units on their customer pay habits by making accounts receivable reviews part of our regular business reviews. We've increased our efforts in inventory management as part of our supply chain strategic initiative and now we've completed pilot implementations of improved forecasting and production scheduling techniques in two of our business units and have seen excellent results. But beyond the pilots, we have increased our focus in each group resulting in a decrease in inventory of 138 million pounds during fiscal 2000.

               Also, as we've talked to you before, we've increased our efforts in the management of capital expenditures. Our Finance Committee meets every three weeks to review major capital expenditure proposals. We've implemented a rigorous process for all proposed capital items and educated our management to think financially about our capital investments. And as you can see, in FY2000 we spent only $196 million and we expect to spend in the range of $230 to $250 million in FY2001.

               Of course the strong emphasis on cash has given us the capability to pay down our debt, and that's illustrated by the red line on the chart that you see. And during fiscal 2000 we paid down $262 million in debt. And as you look specifically at our debt to capital ratio, you can see we brought that down from over 57% in 1995 to just over 40% at the end of quarter one of FY2001. Our debt mix today, we're just at over 25% flowing debt at an average rate of 7.1% at December quarter end.

               Now the effect of the low chicken markets and the difficult industry conditions can be seen in our gross margin which has dropped from 17.8% to 15.6%, giving us a decrease of almost $200 million since 1999. Now FY99 is the closest thing that we've seen lately to what I would call a normal environment and we were just touching into that. In the last couple of quarters that year as a reference point can give you a view of what a normalized earnings potential of our company could actually be.

               Our earnings per share for 2000 were $0.74, which was down from $1.20 in 1999. Of course in 2000 we took a $24 million hit for AmeriServe that cost us $0.06 a share. Our cash earnings were $0.89 as compared to $1.36 in 1999. And as we look forward to the combination of Tyson and IBP, we will focus more on cash earnings as the cash producing power of the combined companies, just as it has been with Tyson so far, will be a huge financial strength.

               I'd like to talk a bit about the combination of Tyson and IBP. On January 1st we signed a merger agreement to buy IBP for $30 a share in a 50/50 cash/stock transaction. And prior to January 1st, we had commenced a cash tender for 50.1% of the shares and the price on that tender was amended to $30 on January 2nd. On January 27th, we received all the needed government regulatory approvals to complete the transaction; however, this morning, as has already been referenced, we once again issued a press release extending our cash tender offer and this time it is extended until February 28th.

               Now we are disappointed that we have not been able to complete this transaction. On December 29th the legal representatives of IBP had received a comment letter from the SEC related to the filings made in conjunction with their proposed acquisition by the Rawhide DLJ Group. This comment letter was not made available to us until January 10th. As we've said publicly, we were not at all happy about the timing of this disclosure. This comment letter raised several accounting issues, including questions about the pooling method of accounting for transactions that was used in their acquisition of CBFA and questions about their third quarter write-off of $8 million related to their DFG subsidiary.

               Now following January 10th, IBP's worked with the SEC to resolve these issues and that process continues as we speak today. If you've kept track in the past few weeks, you've noted that the write-off related to DFG has increased by an additional $47 million and that questions about impairment of assets and overall business viability have been raised about DFG. Now these DFG questions also raise the potential or the issue of potential restatement of public filings by IBP beginning with their 1999 10-K.

               Now we've been asked, "Didn't you know about DFG?" and the answer is yes, we knew of write-off issues with DFG, but not to the extent of $47 million. Also, the discussion raised in mid-January about the impairment and the potential restatement of public filings was the first that we had known about that.

               We've also been asked, "Well why can't you just close the deal anyway?" with a strong suggestion that this really is
               just about price.   But what you must understand is that all
               the Tyson public filings related to the transaction rely on the public filings of IBP and once those public filings were brought into question and made subject to revision, we felt it was only prudent to delay the process. And at this point, the process has been delayed such that our public filings must now be revised to include December ending quarterly numbers which requires that we have IBP's completed 10-K for their fiscal 2000.

               Our position remains unchanged at this point. Until IBP reaches resolution of their SEC related issues, we are unable to complete the cash tender and as well as we are unable to even commence the exchange offer.

               And for those of you who have made a careful reading of the merger agreement, you've noted February 28th is a special date, because that's the date that IBP could make the decision to back away from the merger if the cash tender has not closed. The merger agreement when written certainly did not anticipate the set of circumstances that we've experienced since January 1st. We're going to continue to work through the issues these have raised in the coming days.

               But, let's move on. Let's talk a bit about what the company would look like following the transaction. The comments I'm going to make about numbers has to do with the models and the way we looked at this business early in January as we anticipated the transaction.

               Our sales would have an interesting growth effect, 233% going up to $23.8 billion on a 2000 pro forma basis. And if you use a conservative 3.3% compound annual growth rate, sales would grow to just over $26 billion by the end of fiscal 2003. Cash flow would be very, very strong as you can see on this chart as debt to capital works its way to just under 46% by the end of 2003. And as we've mentioned in past press releases, we expect the transaction to be immediately accretive by over 15% on a GAAP basis and by well over 20% on a cash basis for the first full year.

               Now we see synergy opportunities in IBP's companies, food brands, in the areas of procurement, distribution and shared
               support services.   And the food brands companies are an
               accumulation of several acquisitions that IBP's made over the past few years. As you can see, they have a number of brands, 44 processing facilities and a number of different infrastructures in place. And Tyson's strength in food service, supply chain management and our overall infrastructure management capabilities will enable us to maximize the potential of these companies while finding significant synergies within the infrastructure and management areas.

               Also, both Tyson and IBP have commitments to procurement initiatives and the combined companies will be able to further leverage the activities that both companies have going on there and find additional savings. And Tyson's strengths in logistics and supply chain, we'll apply those not only within food brands but we'll combine those with existing strengths within IBP and bring more efficiencies and cost saving opportunities to this area as well as customer service opportunities.

               And certainly within the combination of any large companies, there are efficiencies that can be gained in the elimination of duplicate support services and in the leveraging of information technology assets, and we see those things definitely in this merger.

               I'd like to say just in closing we're excited about the opportunities to create additional value that the combination with IBP can bring to this, but we're also very proud of our company today and we're very proud of our balance sheet and our cash flow capabilities. And while our income statement has been effected by difficult industry conditions, I think when you consider how dire those conditions are for many other companies, that Tyson has had the capability of doing well in comparison with what's going on with others.

               So with that I'd like to say thank you and introduce John Tyson, our Chairman, President and Chief Executive Officer.

J. Tyson Well they didn't give me the big print, so I've got to put my glasses on to read from the prepared remarks here for a moment. I, too, would like to say thank you to the folks from Cagny to give us a chance to talk about our business and talk about the fine company that we call Tyson Foods today. And I think as you've listened to our presentation, I think you'll be reminded about our company's strengths and those are the strengths that we'll take over to IBP, but those strengths we feel make us different not only from the other poultry companies but also from the other protein companies and from most food companies.

               Our company does have scale in the chicken business. We're nearly a quarter of the market and we have an even larger share of the value added market, but it is not our size that makes us different. It is the differences that allow us to reach our size and service our customers.

               You've heard today about the strength of the Tyson brand.
               It stands for quality and it stands for trust. We've talked to you about our customer relationships. Not just relationships but value added relationships. We work with our customers to help them grow their businesses by providing innovative products and mill solutions that address needs; needs of the families for quality foods that are convenient and easy to prepare; needs of the retail and food service industry for products that not only reduce labor and address food safety concerns but products that ring the cash register by targeting the consumer eating trends. And we bring unparalleled resources to provide service. Our production facilities and distribution network combined with a portfolio of products unable us to now fulfill 100% of our customers' chicken needs.

               But our most important resource, more than one and I'll say it time and time again, are the great folks of Tyson Foods. They are the ones that bring the commitment of quality and service to life on the day-to-day basis and I can tell you, I'm thankful for them.

               And as you think about the things we've talked about today, I know one of the questions on your mind is, "But where's the value? Where's the value for Tyson Foods?" In the 80s, we were a star, we were a star in the stock market, but in the 90s we saw one thing after another affect us - Russia, Asia, extreme cost in grain and now the poultry industry is over produced in 2000 and 2001 with an oversupply situation, just as we had in '81 and '82. These things have effected our income statement, but I would suggest to you all in this room that the value to things we've talked about today is evident in our performance through these rough times. Most of the chicken industry is losing money. We've managed what we could manage and continue to increase our industry position with key customers and in value added products. It has been 20 years since the chicken markets have been this bad. We will come out of this well positioned to take advantage of the market improvements. And financially, our balance sheet is in good shape and our cash flow continues to be strong.

               Which leads to a question I get asked, "What are you going to do with your cash?" It has been suggested to me that we buy back our stock, it has been suggested to me that we focus on paying down debt. We have done both of those. But the way I'm looking at answering the question now is, we're going to buy IBP. As we think about Tyson and we think about Tyson and IBP together, you have the industry leader in beef, you have the industry leader in chicken and you have the industry leader in pork. And with the combined market share of these three proteins at close to 25%, we have the chance to provide one in four pounds of the three basic proteins to the marketplace out there.

               This is a unique point in time and opportunity to create the world's largest marketer of these proteins. IBP is a strong company. They have put some things in place. But our strengths in branding, customer relationships and partnerships, and our focus on value added products and growing demand in retail and food service will combine with the strengths of IBP and we will have some fun in the marketplace. We truly will have a company that is unique in market and product reach and strong in its capability to do what you all will ask of us, which is to generate cash, pay down debt, to get in the position to do something again.

               I want to say thank you to everybody in this room and we stand ready for questions and answers. Dave Nelson?

D. Nelson      Thank you.  You've caught a cold, the rest of the industry has pneumonia, yet we really haven't seen a lot of consolidation. We haven't really seen a lot of people dropping out. Do you plan to put the chicken industry on a death march until things get better and a little more rational?

J. Tyson I'll try and answer it in a way that will make my lawyer happy. Yes, we're going to keep the pressure on. We were out there working hard. I think one of the things that Greg alluded to was the market share. We've gone back to servicing 100% of our customers' needs. You know, we got away from taking care of our customers and when we've gone back and supplied the whole basket of goods, you're seeing pressure in the marketplace. We're getting additional business with managing the whole basket of goods. Greg, Johnny, you all have anything to add to that answer?
               Okay.  Down front there?

W I wonder if you could help us think through the issue of materiality with respect to IBP. We all sit around trying to figure out what does the $47 million mean, what do further impairment charges mean, is it material if suddenly CBFA were not a pooling. So, how are you processing that in? And bottom line, is IBP still worth $30 a share to you?

J. Tyson On the materiality, I'm not going to be able to answer that question until we get the answers back from the SEC, and we're still waiting for those answers and we're still waiting for the information. IBP has an ongoing dialogue with the SEC, but as of now, I can't answer the question. I can't be sure that there won't be any future changes out there in the marketplace.

W If we asked you real sweet and nice, will you tell us what was in the letter?

J. Tyson We've not seen all the letters. There's information we've not been privy to yet. So, it's a little frustrating to us, too, I can tell you.

M How did you get Supplier of the Year to Domino's Pizza? I didn't know they served a chicken pizza, but maybe I don't get out enough.

J. Tyson Chicken wings. And it was interesting, not only were we the supplier, we were the supplier for the overall company.
               They give rewards for proteins, for dough and other stuff like that, but at Domino's we were the number one supplier against all categories. It was quite a compliment to our folks.

M I think Cagny should give an award each year to the stock that goes up the most because that seems to be what we're focused on. Just in terms of the whole issue of mad cow and whether or not that has anything whatsoever to do with your hesitation to complete this transaction, first of all, can you address the issue what you think has changed since you started to look at IBP and whether or not you view that as a risk and once you do control IBP in running the business successfully?

J. Tyson Well I'll address what changed first, and I'll address mad cow second. What changed first is the financials and we're still waiting on financial information.

               As for mad cow, we as managers are paid to manage those issues and that's our responsibility, and we'll manage it like we do any situation related to food management. We'll understand it. I think you saw in a press release that IBP put out in the last two weeks that they have instituted new procedures for the cows and the cattle that they buy coming into their plants that have some certain requirements on, in effect, backward documentation of where the feed that goes into those animals comes from. They're the first one in the industry to do that, to require that from the people they buy product from.

M John, I think it's been kind of an ongoing dialogue as to whether or not a leading branded company like yourself with its reputation across all channels can't get the premium they need to protect a profit margin. I think Greg has seen and you've said that even if a customer pulls away from you for a short period of time, when you go back to servicing them on a service basis, they come back to you or your market share increases with them. Given the fact that this market is consolidating on the user side, what is it in the process here that doesn't allow you to get that extra half or three quarters of a cent a pound that you need to keep the margins healthy in a very difficult period of time? Now that's kind of contradictory to David's question about if you keep the pressure on and just some of the people simply cannot exist. I know it's a tough choice, I'm just wondering what the opportunities are to get paid for what you have said is your strength?

G. Lee Well, to tell you the truth, Lenny, I think the fact that we have been able to remain profitable is a testimony to our mix and the fact that we do get a premium price to the market. The problem that we have here is we don't have a normal, just like low market. You're talking about virtual all time lows, so by the time you dip down into that area and still sustain a premium, you've got a very difficult profit picture. So, we've just got very sloppy margins. You're sitting here, we've had in the last four weeks or so about a $.15 increase in the base commodity breast market. Well guess what? That's to $1.35. The same time period, we're upside down on leg quarters say from the first quarter by $0.11 a pound. That will cost us in this quarter in excess of $20 million. It is a difficult pricing market.

               So you've got a lot of chicken out there chasing the volume. We're getting a premium relative to the market total, but it just doesn't deliver the bacon.

J. Tyson I don't know, you saw the one slide Greg had up there, as the market started to turn our premium ran off $.50 or $.60. We were getting anywhere from $.20-.25 a pound premium over the market. That premium's now up to $.65-.70. So it shows you what the value of the brand does.

               There was a question in the back of the room.

W I wanted to ask about the IBP transaction from the perspective of a termination fee. Is there a scenario here where you get paid a termination fee if this transaction doesn't go through or would you have to pay one?

J. Tyson       There would be a break up fee if somebody was to come bid
               over us, but there is no termination fee.   If it was not to
               go through, it just would not go through.  Christine?

W Let's just assume for a moment that this transaction actually closes someday, have the events of the last couple of months hurt the relationship between management? And is there a risk that some of those key personnel aren't retained in the new entity?

J.  Tyson      That's a good question, but I think tough times make teams get better and I think by going through some of the struggles that have gone on in the beef industry the first month of January and what's gone on in the industry, you get to find out what people are made of. And in fact, this has probably brought people together quicker and faster to talk about issues and how to address the opportunities that we talk about our in synergy models. So I've seen a lot of positives out of the situation on a go forward basis.

               Right there behind you.

M You mentioned that tough times make management teams get closer. How is it that you have not seen all the correspondence that the SEC, can we assume as a follow up that you've seen the restated financials? And then separately, is there any change at all to the strategy value of the transaction?

J. Tyson The first answer is that their lawyers won't let us see some stuff, so you'd have to talk to IBP's lawyers and their outside counsel on why we're not seeing some of their information. Secondly, we have not seen restated financials. Third, I still like the big picture idea.

M This has to do more with the strategic merits of the transaction, but based on your own, I guess, projections here, it kind of showed chicken consumption continuing to increase but beef and pork either down or flat. So I'm kind of wondering, if you're a pure play and you're expecting your market to continue to grow then why do this? And then, if you go ahead with it, I guess you're assuming you're going to gain market share and offset your own projections that those categories are going to decline, and why should we believe that you'll gain share?

J. Tyson Well, first of all, one of the ideas we have for IBP is to drive their basic commodity products up the value chain. They're in a position to do that and nobody's done that with the beef and pork industry. Greg, why don't you pitch in.

G. Lee Really, I think that is the cornerstone, that we do believe that the value in IBP as you look down the road will be the converging of a significant portion of their base beef and pork products to more value added items, adding dollar revenue and margin against the pounds. We also believe that the company can compete vigorously within the total pounds of beef and pork as we go forward.

J. Tyson       Gentleman in the red sweater.

M I'm curious, we've seen soybeans now produced more cheaply in Latin America than they are here, and I don't know anything about Latin America's chicken production or sales, but is it possible that a few years down the line you could be getting significant competition from Latin American chicken producers in export markets?

J. Tyson I think some of that competition exists today, but I think those that have been aware of our company, before IBP passed across our plate, we were aggressively looking for production capabilities in Brazil. And in our go forward model five and eight years out, we will find low cost points of production and Brazil will be a low cost point of production. Not only for poultry, but for some of the other proteins. So it will be a question of how do you manage your production base from around the world. When my dad got started, it used to be Arkansas, then it was Arkansas and North Carolina, then it was Arkansas, North Carolina and Texas. So for us it will be the United States, Brazil and some other countries.

               Did that answer your question?

M It answered my question, but also puts in my mind that I'm going to have to watch that there isn't going to be some more chicken over production three and four years down the line, possibly, from over production in Latin America, not by you, but by your competitors, obviously. Just makes me think about those things. It's sort of analogous to what happened to ADM where they ended up with a lot of non-competitive soybean processing plants in the United States when a lot of soybean processing shifted to Latin America because of low production costs in Latin America.

J. Tyson       Okay, you've got a comment.  I've got an idea, too.

G. Lee I think we need, from our perspective, we look at the worldwide demand for chicken being excellent over the next number of years. There will be significant growth opportunity and we want to be a participant in all of it.
               We certainly have a big play here in the United States. We're interested in having a bigger play internationally.
               We believe open markets in the end will be good for us. You can always conjure up a particular circumstance where there might be a negative, but if we play across the full front of the activity, we think it will be good and we can win in that game.

J. Tyson And if you think that one of our models is to be one chicken short, we don't care where we buy that one chicken from in the future, whether it's a US based production or a worldwide base production, as we bring them into our value added products downstream. You'll just upgrade the value of the basic input of the raw material.

W Since '95 or '96 I think we've heard that the bulk of the industry isn't making a lot of money and you expected consolidation, you expected doors to shut. And yet, when I still look at . on a USDA data, from time to time I see a dip into the negative territory but then it comes back up pretty quickly, the minute the prices respond into the positive territory and that still makes me wonder what is going to bring about, short of a three year spike in grain prices, a material decline in the amount of capacity that's out there in the poultry industry. And without that, can you return to those levels of profitability that you had before?

G. Lee Sometimes I think we think the same thing you do, but no, I believe that we do believe things will move into a more normal cycle. We have had an abundance of all proteins, certainly for the last 24 months. We're moving into a period of time, as we all know, where there's going to be a little less beef around. We do believe that the market is going to be able to grow to a point that it can absorb the significant amount of expansion that occurred in '99 and to a lesser degree but also in 2000. You alluded to the fact that egg sets have been a little bit lower. I think we said like on our last conference call that we expected chicken production to be basically flat until around the June period, then of course we'll get some additional visibility.

               Our belief is the market's going to kind of grow into itself and we're going to see an improving condition here. You cannot deny that the difficult financial circumstances that have been experienced by the chicken industry for the last few years are taking a toll on some people's thought processes from expansion, whatever. So we do believe we're going to return to a more normal cycle and we're hard about trying to take advantage of that and work on our product mix to move us up in profitability kind of regardless of the cycle.

J. Tyson I would ask some of your banker friends in the room what they're starting to do in terms of the pressure on them, who they have money loaned to in terms of making those calls. I think you'll find some interesting information if you'll ask some of your banker friends some questions.

W The second question would be, we're very appreciative of the dinner tonight. I think we just want to make sure that none of that 2.3 million pounds that was recalled yesterday is going to end up there. Can you tell us if that's material or not..

J.  Tyson      Erica, I can't believe you said that.  I'm glad you said
               that, we had a chance to go play golf this morning, Greg and Johnny and I, and we pull up and the starter goes and he goes, "Oh, you're the recall guy." He pointed right to Johnny Lee. So, we'll let Johnny take the question.

J. Lee I whiffed my first swing. The recall was initiated by us really in abundance of caution. This is not a recall initiated because of pathogen contamination. If you read the press release closely, what happened was we had a situation in one of our fully cooked plants were some breast tenderloins would roll over and when they would roll over and touch, there was a tendency in a very minimal amount of them for them to be undercooked. And the USDA termed them "under processed" right in the center where those two pieces would touch. Again, this was a minimal amount of product.

               We're really only talking about two box SKU's and one bag SKU. Of course because of our volume and wide distribution the pound number was enormous and scary to an awful lot of people, but it's a very minimal amount of product. And again, I reiterate, it is not for pathogen contamination, but under . rules today if the product states that it is fully cooked and you believe or have evidence that it is not, then you are obligated to notify the public and pull that back. We did that. We did it to the scale that we did because we wanted to ensure that there was no likelihood of getting any subsequent recall or expansion of this recall and we did it to minimize the cost and effect. So even though the number was big, in an abundance of caution we reached around and got a little bit more than possibly should have to eliminate and control costs.

J. Tyson You don't like these things to happen, none of us do, but you have to compliment our system. Once it was found, we were able to reach and start calling our customers in less than 12 hours. It was quite a compliment to the team that when we had to trigger that mechanism, it worked and it worked like clockwork and we're right on top of it.








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G. Lee         Let me make just one more comment with regard to this.  Our customers have been incredibly supportive of this. And because we all know that these recalls unfortunately have become more common under kind of the change in, I hate to say regulatory approach, but I can't think of another way of saying it right now. And the patience level out there in the customer community is not all that high, so to speak. But our customers have been very, very cooperative. I think that's a testimony to our relations with our customers. We certainly believe we can reestablish the items in the marketplace. But it would also be foolish of us to not suggest there will be some financial consequence associated with this. We don't know exactly what it will be. It isn't going to be a runaway, but it isn't going to be free. So we'll understand that as we get to the end of this.

J. Tyson       Thank you for your time.